Exhibit 99.3



Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2022

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)



For the period ended March 31, 2022

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the period ended March 31,
($ millions, except per share amounts)

	Notes	Three Months Ended	
		2022	2021 [1]
Revenues	1		
Gross Sales		**17,383**	9,666
Less: Royalties		**1,185**	373
		16,198	9,293
Expenses	1		
Purchased Product		**7,538**	4,237
Transportation and Blending		**2,919**	1,785
Operating		**1,287**	1,134
(Gain) Loss on Risk Management	26	**1,285**	194
Depreciation, Depletion and Amortization	13,14	**1,030**	1,045
Exploration Expense	12	**16**	6
(Income) Loss From Equity-Accounted Affiliates	15	**(4)**	(14)
General and Administrative	4	**199**	163
Finance Costs	5	**229**	244
Interest Income		**(15)**	(4)
Integration Costs	6	**24**	223
Foreign Exchange (Gain) Loss, Net	7	**(102)**	(117)
Re-measurement of Contingent Payment	19	**236**	187
(Gain) Loss on Divestiture of Assets	8	**(242)**	(12)
Other (Income) Loss, Net		**(370)**	(72)
Earnings (Loss) Before Income Tax		**2,168**	294
Income Tax Expense (Recovery)	9	**543**	74
Net Earnings (Loss)		**1,625**	220
Net Earnings (Loss) Per Common Share ($)	10		
Basic		**0.81**	0.10
Diluted		**0.79**	0.10

(1)   *See Note 3 for revisions to comparative results.*

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the period ended March 31,
($ millions)

	Notes	Three Months Ended 2022	2021
Net Earnings (Loss)		**1,625**	220
Other Comprehensive Income (Loss), Net of Tax	23		
Items That Will not be Reclassified to Profit or Loss:			
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		**30**	16
Items That may be Reclassified to Profit or Loss:			
Foreign Currency Translation Adjustment		**(150)**	(133)
Total Other Comprehensive Income (Loss), Net of Tax		**(120)**	(117)
Comprehensive Income (Loss)		**1,505**	103

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	March 31, 2022	December 31, 2021
Assets			
Current Assets			
Cash and Cash Equivalents		**3,399**	2,873
Accounts Receivable and Accrued Revenues		**5,987**	3,870
Income Tax Receivable		**7**	22
Inventories		**4,661**	3,919
Assets Held for Sale	11	**530**	1,304
Total Current Assets		**14,584**	11,988
Restricted Cash	20	**188**	186
Exploration and Evaluation Assets, Net	1,12	**723**	720
Property, Plant and Equipment, Net	1,13	**33,340**	34,225
Right-of-Use Assets, Net	1,14	**1,963**	2,010
Income Tax Receivable		**66**	66
Investments in Equity-Accounted Affiliates	15	**300**	311
Other Assets	16	**455**	431
Deferred Income Taxes		**563**	694
Goodwill	1	**3,473**	3,473
Total Assets		**55,655**	54,104
Liabilities and Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		**8,122**	6,353
Short-Term Borrowings	17	**62**	79
Lease Liabilities	18	**259**	272
Contingent Payment	19	**178**	236
Income Tax Payable		**391**	179
Liabilities Related to Assets Held for Sale	11	**128**	186
Total Current Liabilities		**9,140**	7,305
Long-Term Debt	17	**11,744**	12,385
Lease Liabilities	18	**2,647**	2,685
Decommissioning Liabilities	20	**3,304**	3,906
Other Liabilities	21	**906**	929
Deferred Income Taxes		**3,288**	3,286
Total Liabilities		**31,029**	30,496
Shareholders' Equity		**24,614**	23,596
Non-Controlling Interest		**12**	12
Total Liabilities and Equity		**55,655**	54,104
Commitments and Contingencies	29		

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)

($ millions)

	Shareholders' Equity							
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	**Total**	**Non-Controlling Interest**
	(Note 22)	(Note 22)	(Note 22)			(Note 23)		
As at December 31, 2020	11,040	—	—	4,391	501	775	16,707	—
Net Earnings (Loss)	—	—	—	—	220	—	220	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(117)	(117)	—
Total Comprehensive Income (Loss)	—	—	—	—	220	(117)	103	—
Common Shares Issued	6,111	—	—	—	—	—	6,111	—
Preferred Shares Issued	—	519	—	—	—	—	519	—
Warrants Issued	—	—	216	—	—	—	216	—
Warrants Exercised	1	—	—	—	—	—	1	—
Stock-Based Compensation Expense	—	—	—	5	—	—	5	—
Dividends on Common Shares	—	—	—	—	(35)	—	(35)	—
Dividends on Preferred Shares	—	—	—	—	(9)	—	(9)	—
Non-Controlling Interest	—	—	—	—	—	—	—	11
As at March 31, 2021	17,152	519	216	4,396	677	658	23,618	11
As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	1,625	—	1,625	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(120)	(120)	—
Total Comprehensive Income (Loss)	—	—	—	—	1,625	(120)	1,505	—
Common Shares Issued on Exercise of Stock Options	54	—	—	(10)	—	—	44	—
Purchase of Common Shares Under NCIB (2) (Note 22)	(210)	—	—	(256)	—	—	(466)	—
Warrants Exercised	14	—	(5)	—	—	—	9	—
Stock-Based Compensation Expense	—	—	—	4	—	—	4	—
Dividends on Common Shares	—	—	—	—	(69)	—	(69)	—
Dividends on Preferred Shares	—	—	—	—	(9)	—	(9)	—
As at March 31, 2022	**16,874**	**519**	**210**	**4,022**	**2,425**	**564**	**24,614**	**12**

(1) Accumulated other comprehensive income (loss) ("AOCI").
(2) Normal course issuer bid ("NCIB").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended March 31,
($ millions)

	Notes	2022	2021
Operating Activities			
Net Earnings (Loss)		1,625	220
Depreciation, Depletion and Amortization	13,14	1,030	1,045
Exploration Expense		—	10
Inventory Write-Down (Reversal)		—	16
Realization of Inventory Write-Downs		—	(15)
Deferred Income Tax Expense (Recovery)	9	118	27
Unrealized (Gain) Loss on Risk Management	26	311	(148)
Unrealized Foreign Exchange (Gain) Loss	7	(139)	(139)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		26	(2)
Re-measurement of Contingent Payment, Net of Cash Paid		76	187
(Gain) Loss on Divestiture of Assets	8	(242)	(12)
Unwinding of Discount on Decommissioning Liabilities	20	44	48
(Income) Loss From Equity-Accounted Affiliates	15	(4)	(14)
Distributions Received From Equity-Accounted Affiliates	15	17	28
Other		(279)	(110)
Settlement of Decommissioning Liabilities		(19)	(11)
Net Change in Non-Cash Working Capital	28	(1,199)	(902)
Cash From (Used in) Operating Activities		1,365	228
Investing Activities			
Capital Expenditures	12,13	(746)	(547)
Proceeds From Divestitures	8	950	5
Cash Acquired Through Business Combination		—	735
Net Change in Investments and Other		(126)	—
Net Change in Non-Cash Working Capital	28	259	11
Cash From (Used in) Investing Activities		337	204
Net Cash Provided (Used) Before Financing Activities		1,702	432
Financing Activities	28		
Net Issuance (Repayment) of Short-Term Borrowings		(16)	107
(Repayment) of Long-Term Debt		(510)	—
Net Issuance (Repayment) of Revolving Long-Term Debt		—	50
Principal Repayment of Leases	18	(75)	(75)
Common Shares Issued Under Stock Option Plans		44	—
Purchase of Common Shares Under NCIB	22	(466)	—
Dividends Paid on Common Shares	10	(69)	(35)
Dividends Paid on Preferred Shares	10	(9)	(9)
Other		8	1
Cash From (Used in) Financing Activities		(1,093)	39
Effect of Foreign Exchange on Cash and Cash Equivalents		(83)	24
Increase (Decrease) in Cash and Cash Equivalents		526	495
Cash and Cash Equivalents, Beginning of Period		2,873	378
Cash and Cash Equivalents, End of Period		3,399	873

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc., including its subsidiaries, (together "Cenovus" or the "Company") is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States ("U.S.").

Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange. Cenovus's cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company operates through the following reportable segments:

Upstream Segments

- **Oil Sands,** includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus's oil sands assets include Foster Creek, Christina Lake, Sunrise (jointly owned with BP Canada Energy Group ULC ("BP Canada") and operated by Cenovus), as well as the Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership ("HMLP"). The sale and transportation of Cenovus's production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
- **Conventional,** includes assets rich in natural gas liquids ("NGLs") and natural gas within the Elmworth-Wapiti, Kaybob-Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus's NGLs and natural gas production is marketed and transported with additional third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities, which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
- **Offshore,** includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. ("HCML") joint venture in Indonesia.

Downstream Segments

- **Canadian Manufacturing,** includes the owned and operated Lloydminster upgrading and asphalt refining complex which upgrades heavy oil and bitumen into synthetic crude oil, diesel fuel, asphalt and other ancillary products. Cenovus seeks to maximize the value per barrel from its heavy oil and bitumen production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.
- **U.S. Manufacturing,** includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly-owned Toledo Refinery (jointly owned with operator BP Products North America Inc. ("BP")). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.
- **Retail,** includes the sale of Cenovus's own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, commercial and bulk petroleum outlets, as well as wholesale channels in Canada.

Corporate and Eliminations

Corporate and Eliminations primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company's crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, and diesel production in the Canadian Manufacturing segment sold to the Retail segment. Eliminations are recorded based on current market prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

The following tabular financial information presents segmented information first by segment, then by product and geographic location.

A) Results of Operations – Segment and Operational Information [1]

| | Upstream | | | | | | | |
| | Oil Sands | | Conventional | | Offshore | | Total | |
For the three months ended March 31,	2022	2021 [1]	2022	2021	2022	2021	2022	2021 [1]
Revenues								
Gross Sales	9,218	4,918	1,112	776	567	431	10,897	6,125
Less: Royalties	1,082	324	71	24	32	25	1,185	373
	8,136	4,594	1,041	752	535	406	9,712	5,752
Expenses								
Purchased Product	1,483	861	606	381	—	—	2,089	1,242
Transportation and Blending	2,885	1,778	34	18	4	4	2,923	1,800
Operating	702	585	134	142	73	58	909	785
Realized (Gain) Loss on Risk Management	867	229	4	1	—	—	871	230
Operating Margin	2,199	1,141	263	210	458	344	2,920	1,695
Unrealized (Gain) Loss on Risk Management	266	(141)	—	(1)	—	—	266	(142)
Depreciation, Depletion and Amortization	635	612	80	108	150	125	865	845
Exploration Expense	1	11	—	(4)	15	(1)	16	6
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	(4)	(12)	(4)	(12)
Segment Income (Loss)	1,297	659	183	107	297	232	1,777	998

(1) *Prior period results were revised for a change in presentation of product swaps and certain third-party purchases used in blending and optimization activities. See Note 3 below and the annual Consolidated Financial Statements for the year ended December 31, 2021, for further details.*

| | Downstream | | | | | | | |
| | Canadian Manufacturing | | U.S. Manufacturing | | Retail | | Total | |
For the three months ended March 31,	2022	2021	2022	2021	2022	2021	2022	2021
Revenues								
Gross Sales	1,044	806	6,509	3,437	694	447	8,247	4,690
Less: Royalties	—	—	—	—	—	—	—	—
	1,044	806	6,509	3,437	694	447	8,247	4,690
Expenses								
Purchased Product	804	631	5,482	2,920	660	417	6,946	3,968
Transportation and Blending	2	—	—	—	—	—	2	—
Operating	124	93	494	405	27	19	645	517
Realized (Gain) Loss on Risk Management	—	—	110	21	—	—	110	21
Operating Margin	114	82	423	91	7	11	544	184
Unrealized (Gain) Loss on Risk Management	—	—	27	10	—	—	27	10
Depreciation, Depletion and Amortization	42	43	85	114	8	12	135	169
Exploration Expense	—	—	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—	—	—
Segment Income (Loss)	72	39	311	(33)	(1)	(1)	382	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

For the three months ended March 31,	Corporate and Eliminations		Consolidated	
	2022	2021	**2022**	2021 [1]
Revenues				
Gross Sales	**(1,761)**	(1,149)	**17,383**	9,666
Less: Royalties	**—**	—	**1,185**	373
	(1,761)	(1,149)	**16,198**	9,293
Expenses				
Purchased Product	**(1,497)**	(973)	**7,538**	4,237
Transportation and Blending	**(6)**	(15)	**2,919**	1,785
Operating	**(267)**	(168)	**1,287**	1,134
Realized (Gain) Loss on Risk Management	**(7)**	91	**974**	342
Unrealized (Gain) Loss on Risk Management	**18**	(16)	**311**	(148)
Depreciation, Depletion and Amortization	**30**	31	**1,030**	1,045
Exploration Expense	**—**	—	**16**	6
(Income) Loss From Equity-Accounted Affiliates	**—**	(2)	**(4)**	(14)
Segment Income (Loss)	**(32)**	(97)	**2,127**	906
General and Administrative	**199**	163	**199**	163
Finance Costs	**229**	244	**229**	244
Interest Income	**(15)**	(4)	**(15)**	(4)
Integration Costs	**24**	223	**24**	223
Foreign Exchange (Gain) Loss, Net	**(102)**	(117)	**(102)**	(117)
Re-measurement of Contingent Payment	**236**	187	**236**	187
(Gain) Loss on Divestiture of Assets	**(242)**	(12)	**(242)**	(12)
Other (Income) Loss, Net [2]	**(370)**	(72)	**(370)**	(72)
	(41)	612	**(41)**	612
Earnings (Loss) Before Income Tax			**2,168**	294
Income Tax Expense (Recovery)			**543**	74
Net Earnings (Loss)			**1,625**	220

(1) Prior period results were revised for a change in presentation of product swaps and certain third-party purchases used in blending and optimization activities. See Note 3 below and the annual Consolidated Financial Statements for the year ended December 31, 2021, for further details.

(2) Other (income) loss, net includes insurance proceeds related to the 2018 Superior Refinery incident of $269 million (three months ended March 31, 2021 – $45 million), and insurance proceeds related to the 2018 incident in the Atlantic region of $52 million (three months ended March 31, 2021 – $nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

B) Revenues by Product

For the three months ended March 31,	2022	2021
Upstream [1]		
Crude Oil	7,653	4,246
NGLs	1,062	618
Natural Gas	897	776
Other	100	112
Downstream		
Canadian Manufacturing		
Synthetic Crude Oil	370	346
Diesel and Distillate	130	85
Asphalt	84	65
Other Products and Services	460	310
U.S. Manufacturing		
Gasoline	3,228	1,768
Diesel and Distillate	2,160	1,231
Other Products	1,121	438
Retail	694	447
Corporate and Eliminations	(1,761)	(1,149)
Consolidated	16,198	9,293

(1) Prior period results were revised for a change in presentation of product swaps and certain third-party purchases used in blending and optimization activities. See Note 3 below and the annual Consolidated Financial Statements for the year ended December 31, 2021, for further details.

C) Geographical Information

For the three months ended March 31,	Revenues [1]	
	2022	2021
Canada [2]	8,798	5,512
United States	7,026	3,477
China	374	304
Consolidated	16,198	9,293

(1) Revenues by country are classified based on where the operations are located.
(2) Prior period results were revised for a change in presentation of product swaps and certain third-party purchases used in blending and optimization activities. See Note 3 below and the annual Consolidated Financial Statements for the year ended December 31, 2021, for further details.

As at	Non-Current Assets [1]	
	March 31, 2022	December 31, 2021
Canada [2]	33,206	33,981
United States	4,118	4,093
China	2,397	2,583
Indonesia	300	311
Consolidated	40,021	40,968

(1) Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), right-of-use ("ROU") assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
(2) Excludes assets held for sale of $530 million in the Retail segment (December 31, 2021 – Retail segment - $552 million, Oil Sands segment - $593 million and Conventional segment - $159 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

D) Assets by Segment [1]

As at	E&E Assets March 31, 2022	E&E Assets December 31, 2021	PP&E March 31, 2022	PP&E December 31, 2021	ROU Assets March 31, 2022	ROU Assets December 31, 2021
Oil Sands	659	653	22,117	22,535	758	754
Conventional	5	6	1,983	2,174	2	2
Offshore	59	61	2,577	2,822	157	160
Canadian Manufacturing	—	—	2,311	2,353	313	339
U.S. Manufacturing	—	—	3,784	3,745	243	252
Retail	—	—	195	205	43	49
Corporate and Eliminations	—	—	373	391	447	454
Consolidated	**723**	720	**33,340**	34,225	**1,963**	2,010

As at	Goodwill March 31, 2022	Goodwill December 31, 2021	Total Assets March 31, 2022	Total Assets December 31, 2021
Oil Sands [1]	3,473	3,473	31,809	31,070
Conventional [1]	—	—	3,048	3,026
Offshore	—	—	3,342	3,597
Canadian Manufacturing	—	—	2,854	2,918
U.S. Manufacturing	—	—	8,438	7,777
Retail [1]	—	—	986	966
Corporate and Eliminations	—	—	5,178	4,750
Consolidated	**3,473**	3,473	**55,655**	54,104

(1)   Total assets includes assets held for sale of $530 million in the Retail segment (December 31, 2021 – Retail segment - $552 million, Oil Sands segment - $593 million and Conventional segment - $159 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

E) Capital Expenditures [1]

For the three months ended March 31,	2022	2021
Capital Investment		
Oil Sands	375	218
Conventional	88	66
Offshore		
Asia Pacific	—	2
Atlantic	53	24
Total Upstream	516	310
Canadian Manufacturing	14	4
U.S. Manufacturing	207	205
Retail	1	1
Total Downstream	222	210
Corporate and Eliminations	8	27
	746	547
Acquisition Capital		
Oil Sands	—	3
Conventional	—	4
	—	7
Acquisitions [2]		
Oil Sands	—	5,002
Conventional	—	547
Offshore	—	3,045
Canadian Manufacturing	—	2,283
U.S. Manufacturing	—	1,618
Retail	—	690
Corporate and Eliminations	—	156
	—	13,341
Total Capital Expenditures	746	13,895

(1) Includes expenditures on PP&E and E&E assets.

(2) Relates to the January 1, 2021, transaction, which combined Cenovus and Husky Energy Inc. ("Husky"). For more details see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2021.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, *"Interim Financial Reporting"*, and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2021, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Board of Directors effective April 26, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

3. ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Accounting policies, a list of critical accounting judgments and key sources of estimation uncertainty can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2021.

Adjustments to the Consolidated Statements of Earnings (Loss)

Certain comparative information for the three months ended March 31, 2021, presented in the Consolidated Statements of Earnings (Loss) within the Oil Sands segment, was revised. The Company made adjustments to more appropriately record certain third-party purchases used for blending and optimization activities and to ensure consistent treatment of product swaps. As a result, revenues and purchased product increased, with no impact to net earnings (loss), segment income (loss), cash flows or financial position. Refer to the annual Consolidated Financial Statements for the year ended December 31, 2021, for further details.

	Three Months Ended March 31, 2021		
Oil Sands Segment	Previously Reported	Revision	Revised
Gross Sales	4,775	143	4,918
Purchased Product	718	143	861
	4,057	—	4,057

4. GENERAL AND ADMINISTRATIVE

For the three months ended March 31,	2022	2021
Salaries and Benefits	72	70
Administrative and Other	29	58
Stock-Based Compensation Expense (Recovery) (Note 24)	107	35
Other Incentive Benefits Expense (Recovery)	(9)	—
	199	163

5. FINANCE COSTS

For the three months ended March 31,	2022	2021
Interest Expense – Short-Term Borrowings and Long-Term Debt	130	142
Net Premium (Discount) on Redemption of Long-Term Debt (Note 17)	7	—
Interest Expense – Lease Liabilities (Note 18)	42	44
Unwinding of Discount on Decommissioning Liabilities (Note 20)	44	48
Other	6	10
	229	244

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

6. INTEGRATION COSTS

On January 1, 2021, Cenovus and Husky closed a transaction to combine the two companies through a plan of arrangement (the "Arrangement"). For more details see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2021. Integration costs recognized in earnings include the following:

For the three months ended March 31,	2022	2021
Transaction Costs [1]	—	65
Integration Related Costs	23	13
Severance Payments	1	145
	24	223

(1)   Excludes share issuance costs related to common shares, preferred shares and warrants.

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the three months ended March 31,	2022	2021
Unrealized Foreign Exchange (Gain) Loss on Translation of:		
U.S. Dollar Debt Issued From Canada	(153)	(130)
Other	14	(9)
Unrealized Foreign Exchange (Gain) Loss	(139)	(139)
Realized Foreign Exchange (Gain) Loss	37	22
	(102)	(117)

8. DIVESTITURES

On January 31, 2022, the Company closed the sale of its Tucker asset in its Oil Sands segment for net proceeds of $730 million and recorded a before-tax gain of $166 million (after-tax gain – $127 million).

On February 28, 2022, the Company closed the sale of its Wembley assets in its Conventional segment for net proceeds of $220 million and recorded a before-tax gain of $78 million (after-tax gain – $60 million).

9. INCOME TAXES

The provision for income taxes is:

For the three months ended March 31,	2022	2021
Current Tax		
Canada	367	12
United States	20	—
Asia Pacific	38	34
Other International	—	1
Total Current Tax Expense (Recovery)	425	47
Deferred Tax Expense (Recovery)	118	27
	543	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

10. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the three months ended March 31,	2022	2021
Net Earnings (Loss)	1,625	220
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)
Net Earnings (Loss) – Basic and Diluted	**1,616**	211
Basic – Weighted Average Number of Shares	**1,989.9**	2,017.4
Dilutive Effect of Warrants	42.5	17.3
Dilutive Effect of Net Settlement Rights	9.1	—
Diluted – Weighted Average Number of Shares	**2,041.5**	2,034.7
Net Earnings (Loss) Per Common Share – Basic ($)	**0.81**	0.10
Net Earnings (Loss) Per Common Share – Diluted [1] ($)	**0.79**	0.10

Excluded from the calculation of diluted net earnings (loss) per share for the three months ended March 31, 2022, were net earnings of $18 million (three months ended March 31, 2021 – $5 million), and 2.1 million (three months ended March 31, 2021 – 1.9 million) common shares related to the assumed exercise of Cenovus replacement stock options as the impact was anti-dilutive. These instruments could potentially dilute earnings per share in the future.

B) Common Share Dividends

For the three months ended March 31, 2022, the Company paid dividends of $69 million or $0.0350 per common share (three months ended March 31, 2021 – $35 million or $0.0175 per common share). The declaration of common share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly.

On April 26, 2022, the Company's Board of Directors declared a second quarter dividend of $0.105 per common share, payable on June 30, 2022, to common shareholders of record as at June 15, 2022.

C) Preferred Share Dividends

For the three months ended March 31,	2022	2021
Series 1 First Preferred Shares	2	2
Series 2 First Preferred Shares	—	—
Series 3 First Preferred Shares	3	3
Series 5 First Preferred Shares	2	2
Series 7 First Preferred Shares	2	2
Total Declared and Paid Preferred Share Dividends	**9**	9

The declaration of preferred share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly. If a dividend on any preferred share is not paid in full on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative.

On April 26, 2022, the Company's Board of Directors declared second quarter dividends for Cenovus's preferred shares, payable on June 30, 2022, in the amount of $9 million, to preferred shareholders of record as at June 15, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

11. ASSETS HELD FOR SALE

On November 30, 2021, the Company entered into agreements to sell 337 gas stations in the Retail segment, located across Western Canada and Ontario, for gross proceeds of $420 million. The transactions are expected to close in mid-2022. Operating margin associated with the retail assets held for sale for the three months ended March 31, 2022, was $16 million (March 31, 2021 – $14 million).

In the three months ended March 31, 2022, the Company closed the sale of its Tucker and Wembley assets (see Note 8).

Assets held for sale are carried at the lesser of the carrying amount and the fair value less cost to sell.

As at March 31, 2022	PP&E	ROU Assets	Goodwill	Lease Liabilities	Decommissioning Liabilities
Retail Gas Stations	476	54	—	(55)	(73)

As at December 31, 2021	PP&E	ROU Assets	Goodwill	Lease Liabilities	Decommissioning Liabilities
Retail Gas Stations	498	54	—	(58)	(86)
Tucker	505	—	88	—	(33)
Wembley	159	—	—	—	(9)
	1,162	54	88	(58)	(128)

12. EXPLORATION AND EVALUATION ASSETS, NET

As at December 31, 2021	720
Additions	10
Change in Decommissioning Liabilities	(7)
As at March 31, 2022	**723**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

13. PROPERTY, PLANT AND EQUIPMENT, NET

	Oil and Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Retail and Other [1]	Total
COST					
As at December 31, 2021	38,443	228	10,495	1,735	50,901
Additions	506	1	220	9	736
Change in Decommissioning Liabilities	(539)	(3)	(45)	(12)	(599)
Exchange Rate Movements and Other	(32)	1	(129)	8	(152)
As at March 31, 2022	**38,378**	**227**	**10,541**	**1,740**	**50,886**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2021	10,912	53	4,572	1,139	16,676
Depreciation, Depletion and Amortization	808	9	109	31	957
Exchange Rate Movements and Other	(19)	(2)	(68)	2	(87)
As at March 31, 2022	**11,701**	**60**	**4,613**	**1,172**	**17,546**
CARRYING VALUE					
As at December 31, 2021	27,531	175	5,923	596	34,225
As at March 31, 2022	**26,677**	**167**	**5,928**	**568**	**33,340**

(1)   *Other assets includes office furniture, fixtures, leasehold improvements, information technology and aircraft.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

14. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets [1]	Manufacturing Assets	Retail and Other	Total
COST					
As at December 31, 2021	592	1,841	161	62	2,656
Additions	—	3	—	—	3
Modifications	2	27	—	(1)	28
Re-measurements	—	1	2	(1)	2
Terminations	—	(6)	—	—	(6)
Exchange Rate Movements and Other	(1)	(12)	(3)	(1)	(17)
As at March 31, 2022	**593**	**1,854**	**160**	**59**	**2,666**
ACCUMULATED DEPRECIATION					
As at December 31, 2021	92	520	33	1	646
Depreciation	9	55	5	4	73
Terminations	—	(6)	—	—	(6)
Exchange Rate Movements and Other	—	(6)	(4)	—	(10)
As at March 31, 2022	**101**	**563**	**34**	**5**	**703**
CARRYING VALUE					
As at December 31, 2021	500	1,321	128	61	2,010
As at March 31, 2022	**492**	**1,291**	**126**	**54**	**1,963**

(1)   Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.

15. JOINT ARRANGEMENTS

A) Joint Operations

BP-Husky Refining LLC

Cenovus holds a 50 percent interest in Toledo with BP, who holds the remaining interest and operates the Toledo Refinery in Ohio.

Sunrise Oil Sands Partnership

Cenovus, as the operator, holds a 50 percent interest in Sunrise, an oil sands project in northern Alberta, with BP Canada who holds the remaining interest.

WRB Refining LP

Cenovus holds a 50 percent interest in WRB with Phillips 66, who holds the remaining interest and operates the Wood River Refinery in Illinois and the Borger Refinery in Texas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

B) Joint Ventures

Husky-CNOOC Madura Ltd.

The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of natural gas resources in offshore Indonesia. The Company's share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.

Summarized below is the financial information for HCML accounted for using the equity method.

Results of Operations

For the three months ended March 31,	2022	2021
Revenue	66	119
Expenses	64	127
Net Earnings (Loss)	**2**	(8)

Balance Sheet

As at	March 31, 2022	December 31, 2021
Current Assets [(1)]	149	167
Non-Current Assets	1,408	1,433
Current Liabilities	77	62
Non-Current Liabilities	846	896
Net Assets	**634**	**642**

(1) *Includes cash and cash equivalents of $68 million (December 31, 2021 – $46 million).*

For the three months ended March 31, 2022, the Company's share of income from the equity-accounted affiliate was $4 million (three months ended March 31, 2021 – $12 million). As at March 31, 2022, the carrying amount of the Company's share of net assets was $300 million (December 31, 2021 – $311 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.

For the three months ended March 31, 2022, the Company received $17 million of distributions from HCML (three months ended March 31, 2021 – $28 million) and paid $8 million in contributions (three months ended March 31, 2021 – $nil).

Husky Midstream Limited Partnership

The Company jointly owns and operates HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Ltd. holding a 49 percent interest and CK Infrastructure Holdings Ltd. holding a 16 percent interest in HMLP.

For the three months ended March 31, 2022, HMLP had net earnings of $46 million (three months ended March 31, 2021 – $26 million). The Company's share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as defined in the partnership agreement. The Company's share of earnings will fluctuate depending on certain income thresholds. For the three months ended March 31, 2022, the Company did not record its pre-tax net income relating to HMLP of $1 million (three months ended March 31, 2021 – $7 million). The carrying value was $nil at March 31, 2022 (December 31, 2021 – $nil).

As at March 31, 2022, the Company had $4 million in cumulative unrecognized losses and OCI, net of tax (March 31, 2021 – $4 million). The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.

For the three months ended March 31, 2022, the Company received $nil in distributions (three months ended March 31, 2021 – $nil), and paid $nil in contributions (three months ended March 31, 2021 – $nil) to HMLP. The net amount of the distributions received and contributions paid are recorded in earnings from equity-accounted affiliates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

16. OTHER ASSETS

As at	March 31, 2022	December 31, 2021
Intangible Assets	76	78
Private Equity Investments (Note 26)	53	53
Other Equity Investments	99	77
Net Investment in Finance Leases	62	60
Long-Term Receivables and Prepaids	85	77
Precious Metals	80	85
Other	—	1
	455	431

17. DEBT AND CAPITAL STRUCTURE

A) Short-Term Borrowings

As at	Notes	March 31, 2022	December 31, 2021
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	62	79
Sunrise Uncommitted Demand Credit Facility	iii	—	—
Total Debt Principal		62	79

i) Uncommitted Demand Facilities

As at March 31, 2022, the Company had uncommitted demand facilities of $1.9 billion (December 31, 2021 – $1.9 billion) in place, of which $1.4 billion (December 31, 2021 – $1.4 billion) may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at March 31, 2022, there were outstanding letters of credit aggregating to $543 million (December 31, 2021 – $565 million) and no direct borrowings.

ii) WRB Uncommitted Demand Facilities

As at March 31, 2022, WRB had uncommitted demand facilities of US$450 million (the Company's proportionate share – US$225 million), which may be used to cover short-term working capital requirements. As at December 31, 2021, WRB had uncommitted demand facilities of US$300 million (the Company's proportionate share – US$150 million).

iii) Sunrise Uncommitted Demand Credit Facility

As at March 31, 2022, and December 31, 2021, Sunrise had an uncommitted demand credit facility of $10 million (the Company's proportionate share – $5 million), which is available for general purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

B) Long-Term Debt

As at	Notes	March 31, 2022	December 31, 2021
Committed Credit Facility [(1)]	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	8,748	9,363
Canadian Dollar Unsecured Notes	ii	2,750	2,750
Total Debt Principal		**11,498**	12,113
Debt Premiums (Discounts), Net, and Transaction Costs		246	272
Long-Term Debt		**11,744**	12,385

(1)   Committed credit facility may include Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

i) Committed Credit Facility

As at March 31, 2022, Cenovus had in place a committed credit facility that consists of a $2.0 billion tranche and a $4.0 billion tranche with a maturity date of August 18, 2024, and August 18, 2025, respectively. As at March 31, 2022, no amount was drawn on the credit facility (December 31, 2021 – $nil).

ii) U.S. Dollar Denominated Unsecured Notes and Canadian Dollar Unsecured Notes

On February 9, 2022, Cenovus redeemed the entire outstanding principal amount of its 3.80 percent notes due September 15, 2023, and 4.00 percent notes due April 15, 2024, for US$402 million. A net premium on redemption of $7 million was recorded in finance costs.

The principal amounts of the Company's outstanding unsecured notes are:

	March 31, 2022		December 31, 2021	
	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Unsecured Notes				
3.80% due September 15, 2023	—	—	115	146
4.00% due April 15, 2024	—	—	269	341
5.38% due July 15, 2025	666	832	666	844
4.25% due April 15, 2027	962	1,202	962	1,220
4.40% due April 15, 2029	750	937	750	951
2.65% due January 15, 2032	500	625	500	634
5.25% due June 15, 2037	583	729	583	739
6.80% due September 15, 2037	387	483	387	490
6.75% due November 15, 2039	1,390	1,738	1,390	1,763
4.45% due September 15, 2042	155	194	155	197
5.20% due September 15, 2043	58	72	58	73
5.40% due June 15, 2047	800	999	800	1,014
3.75% due February 15, 2052	750	937	750	951
	7,001	8,748	7,385	9,363
Canadian Dollar Unsecured Notes				
3.55% due March 12, 2025	—	750	—	750
3.60% due March 10, 2027	—	750	—	750
3.50% due February 7, 2028	—	1,250	—	1,250
	—	2,750	—	2,750
Total Unsecured Notes	**7,001**	**11,498**	7,385	12,113

As at March 31, 2022, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus's committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

C) Capital Structure

Cenovus's capital structure consists of shareholders' equity plus net debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments, and is used in managing the Company's capital. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company's common shares or preferred shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of Net Debt to adjusted earnings before interest, taxes and DD&A ("Adjusted EBITDA"), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength. Net Debt to Adjusted Funds Flow is a new metric as at March 31, 2022.

Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.

Net Debt to Adjusted EBITDA

As at	March 31, 2022	December 31, 2021
Short-Term Borrowings	62	79
Long-Term Portion of Long-Term Debt	11,744	12,385
Less: Cash and Cash Equivalents	(3,399)	(2,873)
Net Debt	8,407	9,591
Net Earnings (Loss)	1,992	587
Add (Deduct):		
Finance Costs	1,067	1,082
Interest Income	(34)	(23)
Income Tax Expense (Recovery)	1,197	728
Depreciation, Depletion and Amortization	5,871	5,886
Exploration Expense	28	18
Share of (Income) Loss From Equity-Accounted Affiliates	(47)	(57)
Unrealized (Gain) Loss on Risk Management	461	2
Foreign Exchange (Gain) Loss, Net	(159)	(174)
Re-measurement of Contingent Payment	624	575
(Gain) Loss on Divestitures of Assets	(459)	(229)
Other (Income) Loss, Net	(607)	(309)
Adjusted EBITDA [1]	9,934	8,086
Net Debt to Adjusted EBITDA	**0.8x**	1.2x

(1)   *Calculated on a trailing twelve-month basis.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

Net Debt to Adjusted Funds Flow

As at	March 31, 2022	December 31, 2021
Net Debt	8,407	9,591
Cash From (Used in) Operating Activities	7,056	5,919
(Add) Deduct:		
Settlement of Decommissioning Liabilities	(110)	(102)
Net Change in Non-Cash Working Capital	(1,524)	(1,227)
Adjusted Funds Flow [(1)]	8,690	7,248
Net Debt to Adjusted Funds Flow	1.0x	1.3x

(1)   *Calculated on a trailing twelve-month basis.*

Net Debt to Capitalization

As at	March 31, 2022	December 31, 2021
Net Debt	8,407	9,591
Shareholders' Equity	24,614	23,596
Capitalization	33,021	33,187
Net Debt to Capitalization	25 %	29 %

18. LEASE LIABILITIES

	Total
As at December 31, 2021	2,957
Additions	3
Interest Expense (Note 5)	42
Lease Payments	(117)
Modifications	28
Re-measurements	2
Terminations	(1)
Exchange Rate Movements and Other	(8)
As at March 31, 2022	2,906
Less: Current Portion	259
Long-Term Portion	2,647

The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, retail assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

19. CONTINGENT PAYMENT

	Total
As at December 31, 2021	**236**
Re-measurement [1]	**236**
Liabilities Settled or Payable	**(294)**
As at March 31, 2022	**178**

(1) *Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings (loss).*

On May 17, 2022, the contingent payment obligations associated with the acquisition from ConocoPhillips Company and certain of its subsidiaries will end and will be paid subsequent to June 30, 2022. As at March 31, 2022, $294 million was payable under this agreement (December 31, 2021 – $160 million).

20. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2021	**3,906**
Liabilities Incurred	**6**
Liabilities Settled	**(35)**
Change in Discount Rate	**(612)**
Unwinding of Discount on Decommissioning Liabilities (Note 5)	**44**
Foreign Currency Translation	**(5)**
As at March 31, 2022	**3,304**

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.4 percent as at March 31, 2022 (December 31, 2021 – 4.4 percent).

The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People's Republic of China. As at March 31, 2022, the Company had $188 million in restricted cash (December 31, 2021 – $186 million).

21. OTHER LIABILITIES

As at	March 31, 2022	December 31, 2021
Pension and Other Post-Employment Benefit Plan	**250**	288
Provision for West White Rose Expansion Project	**259**	259
Provisions for Onerous and Unfavourable Contracts	**84**	99
Employee Long-Term Incentives	**80**	74
Drilling Provisions	**56**	56
Deferred Revenue	**43**	41
Other	**134**	112
	906	929

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

22. SHARE CAPITAL AND WARRANTS

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding – Common Shares

	March 31, 2022		December 31, 2021	
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,001,211	17,016	1,228,870	11,040
Issued Under the Arrangement, Net of Issuance Costs	—	—	788,518	6,111
Issued Upon Exercise of Warrants	1,420	14	314	3
Issued Under Stock Option Plans	3,643	54	535	7
Purchase of Common Shares Under NCIB	(24,619)	(210)	(17,026)	(145)
Outstanding, End of Period	**1,981,655**	**16,874**	**2,001,211**	**17,016**

As at March 31, 2022, there were 35 million (December 31, 2021 – 30 million) common shares available for future issuance under the stock option plan.

C) Normal Course Issuer Bid

In the three months ended March 31, 2022, the Company purchased 25 million common shares through the NCIB (for the twelve months ended December 31, 2021 – 17 million common shares). The shares were purchased at a weighted average price of $18.91 per common share for a total of $466 million. Paid in surplus was reduced by $256 million, representing the excess of the purchase price of common shares over their average carrying value. The shares were subsequently cancelled. Subsequent to March 31, 2022, the Company purchased an additional 16 million shares for $354 million.

D) Issued and Outstanding – Preferred Shares

In the three months ended March 31, 2022, there were no additional preferred shares issued. As at March 31, 2022, there were 36 million preferred shares outstanding (December 31, 2021 – 36 million), with a value of $519 million (December 31, 2021 – $519 million).

As at March 31, 2022	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58 %	10,740
Series 2 First Preferred Shares [1]	March 31, 2026	2.35 %	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69 %	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59 %	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94 %	6,000

(1) *The floating-rate dividend was 1.86 percent for the period from December 31, 2021, to March 30, 2022.*

E) Issued and Outstanding – Warrants

As at March 31, 2022	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	65,119	215
Exercised	(1,420)	(5)
Outstanding, End of Period	**63,699**	**210**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

23. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	21	—	(133)	(112)
Income Tax (Expense) Recovery	(5)	—	—	(5)
As at March 31, 2021	6	27	625	658
As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	42	—	(150)	(108)
Income Tax (Expense) Recovery	(12)	—	—	(12)
As at March 31, 2022	**58**	**27**	**479**	**564**

24. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include net settlement rights ("NSRs"), Cenovus replacement stock options, performance share units, restricted share units and deferred share units.

The following tables summarize information related to the Company's stock-based compensation plans:

As at March 31, 2022	Units Outstanding (thousands)	Units Exercisable (thousands)
Stock Options With Associated Net Settlement Rights	22,552	14,377
Cenovus Replacement Stock Options	8,359	6,799
Performance Share Units	8,832	—
Restricted Share Units	6,894	—
Deferred Share Units	1,604	1,604

The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at March 31, 2022, was $12.58 and $14.34, respectively.

For the three months ended March 31, 2022	Units Granted (thousands)	Units Vested and Exercised/ Paid Out (thousands)
Stock Options With Associated Net Settlement Rights	1,980	3,604
Cenovus Replacement Stock Options	—	1,517
Performance Share Units	3,191	1,413
Restricted Share Units	3,122	2,207
Deferred Share Units	407	62

In the three months ended March 31, 2022, 3,580 thousand NSRs (see Note 22), with a weighted average exercise price of $12.07, were exercised and net settled for cash.

In the three months ended March 31, 2022, 23 thousand NSRs with a weighted average exercise price of $8.69, were exercised and net settled for 10 thousand common shares (see Note 22).

In the three months ended March 31, 2022, 68 thousand Cenovus replacement stock options were exercised with a weighted average exercise price of $20.60 and settled for 53 thousand common shares (see Note 22) and 1,449 thousand Cenovus replacement stock options, with a weighted average exercise price of $11.15, were exercised and net settled for cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the three months ended March 31,	2022	2021
Stock Options With Associated Net Settlement Rights	4	5
Cenovus Replacement Stock Options	19	7
Performance Share Units	37	12
Restricted Share Units	37	6
Deferred Share Units	10	5
Stock-Based Compensation Expense (Recovery)	**107**	35
Stock-Based Compensation Costs Capitalized	**—**	1
Total Stock-Based Compensation	**107**	36

25. RELATED PARTY TRANSACTIONS

Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 15). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.

The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or a cost recovery basis with certain restrictions. For the three months ended March 31, 2022, the Company charged HMLP $48 million for construction costs and management services (three months ended March 31, 2021 – $32 million).

The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus's blending business. Cenovus also pays HMLP for transportation and storage services. For the three months ended March 31, 2022, the Company incurred costs of $68 million for the use of HMLP's pipeline systems, as well as transportation and storage services (three months ended March 31, 2021 – $72 million).

26. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of companies, long-term receivables, lease liabilities, contingent payment, short-term borrowings, long-term debt and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of restricted cash, long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2022, the carrying value of Cenovus's long-term debt was $11.7 billion and the fair value was $12.1 billion (December 31, 2021, carrying value – $12.4 billion, fair value – $13.7 billion).

Equity investments classified as fair value through profit or loss ("FVTPL") comprise equity investments in public companies. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on quoted prices in active markets (Level 1).

The Company classifies certain private equity investments as fair value through other comprehensive income (loss) ("FVOCI") as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

	Total
As at December 31, 2021	53
Change in Fair Value [1]	—
As at March 31, 2022	**53**

(1) *Changes in fair value are recorded in OCI.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and refined product swaps and futures, renewable energy contracts, and if entered into, forwards, options, as well as condensate futures and swaps, foreign exchange and interest rate swaps.

Crude oil, natural gas, condensate, and refined product contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2). The fair value of renewable energy contracts are calculated using internal valuation models which incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable energy contracts are calculated by Cenovus's internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.

Risk management assets and liabilities are carried at fair value on the Consolidated Balance Sheets in accounts receivable and accrued revenues, and accounts payable and accrued liabilities (for short-term positions) and other liabilities (for long-term positions). Changes in fair value are recorded at FVTPL in the Consolidated Statement of Earnings within (gain) loss on risk management.

On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI. Given the strength of Cenovus's balance sheet and liquidity position, the Company has determined these programs are no longer required to support financial resilience. The WTI contracts that were impacted by the announcement will be closed by June 30, 2022.

Summary of Unrealized Risk Management Positions

As at	March 31, 2022 Risk Management			December 31, 2021 Risk Management		
	Asset	**Liability**	**Net**	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products [1]	**16**	**378**	**(362)**	46	116	(70)
Renewable Energy Contracts	**—**	**20**	**(20)**	—	—	—
Foreign Exchange Rate Contracts	**3**	**—**	**3**	2	—	2
	19	**398**	**(379)**	48	116	(68)

(1)   *On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI. As at March 31, 2022, the risk management liability related to the WTI contracts impacted by this announcement was $380 million.*

Level 2 prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Level 3 prices are sourced from partially observable data used in internal valuations.

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	March 31, 2022	December 31, 2021
Level 2 – Prices Sourced From Observable Data or Market Corroboration	**(359)**	(68)
Level 3 – Prices Sourced From Partially Observable Data [1]	**(20)**	—
	(379)	**(68)**

(1)   *Includes renewable energy contracts with a fair value of $20 million as at March 31, 2022.*

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to March 31:

	2022
Fair Value of Contracts, Beginning of Year	**(68)**
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	**(1,285)**
Fair Value of Contracts Realized During the Period	**974**
Fair Value of Contracts, End of Period	**(379)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 4.1 percent (December 31, 2021 – 2.9 percent). Fair value of the contingent payment has been calculated by Cenovus's internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques. As at March 31, 2022, the fair value of the contingent payment was estimated to be $178 million (December 31, 2021 – $236 million).

The contingent payment agreement ends on May 17, 2022. As at March 31, 2022, average WCS forward pricing over the remaining term is $109.19 per barrel. The average implied volatility of WTI options and the Canadian-U.S. dollar foreign exchange rate options used to value the contingent payment were 61.7 percent and 7.4 percent, respectively.

Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at March 31, 2022	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(16)	16

The impact of a five percent increase or decrease in WTI option price volatility and the Canadian-U.S. dollar foreign exchange rate options would result in nominal unrealized gains (losses) to earnings before income tax.

D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the three months ended March 31,	2022	2021
Realized (Gain) Loss	974	342
Unrealized (Gain) Loss [1]	311	(148)
(Gain) Loss on Risk Management	**1,285**	194

(1) On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI. For the three months ended March 31, 2022, the unrealized risk management loss related to the WTI contracts impacted by this announcement was $370 million.

Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

27. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company's production and physical inventory positions of crude oil, condensate, refined products and natural gas volumes. The Company has entered into risk management positions to both help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect both near-term and future cash flows. To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To manage electricity costs associated with the production and transportation of crude oil, the Company may enter into energy instruments, including renewable energy contracts. To manage exposure to carbon costs, the Company may enter into carbon credit instruments, which may be embedded in renewable energy contracts or may be entered into separately.

As at March 31, 2022, the fair value of financial positions was a net liability of $379 million and consisted of crude oil, condensate, natural gas, renewable energy and foreign exchange rate instruments. As at March 31, 2022, there were foreign exchange contracts with a notional value of US$207 million outstanding and no interest rate contracts or cross currency interest rate swap contracts outstanding.

On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

Net Fair Value of Risk Management Positions

As at March 31, 2022	Notional Volumes [1] [2]	Terms [3]	Weighted Average Price [1] [2]	Fair Value Asset (Liability)
Crude Oil Sales Price Related WTI [4]				
WTI Fixed – Sell	27.0 MMbbls	April 2022 - June 2022 [4]	US$86.31/bbl	(436)
WTI Fixed – Buy	15.4 MMbbls	April 2022 - June 2022 [4]	US$96.60/bbl	56
WTI Fixed – Sell	14.9 MMbbls	July 2022 - December 2024 [4]	US$84.35/bbl	(153)
WTI Fixed – Buy	9.8 MMbbls	July 2022 - December 2024 [4]	US$78.26/bbl	153
Other WTI [5]				
WTI Fixed – Sell	6.5 MMbbls	April 2022 - December 2022	US$103.37/bbl	28
WTI Fixed – Buy	3.0 MMbbls	April 2022 - December 2022	US$108.14/bbl	(32)
Other Financial Positions [6]				2
Foreign Exchange Rate Contracts				3
Total Fair Value				**(379)**

(1) Million barrels ("MMbbls"). Barrel ("bbl").
(2) Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3) Contract terms represent various individual contracts with different terms, and range from one to 33 months.
(4) On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI. The terms noted above are as at March 31, 2022. Contracts with terms between April 2022 and June 2022, are expected to naturally decay. Contracts with terms between July 2022 and December 2024, started to be liquidated in April 2022 and will be closed by June 30, 2022.
(5) Other WTI positions consist of WTI contracts to help manage condensate price exposure as well as feedstock costs and refined products price exposure.
(6) Other financial positions consists of risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts, renewable energy contracts and the Company's U.S. manufacturing and marketing activities.

A) Commodity Price, Interest Rate and Foreign Currency Risk

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.

The impact of fluctuating commodity prices and foreign exchange rates on the Company's open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at March 31, 2022	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price [1]	± US$5.00/bbl Applied to WTI, Condensate and Related Hedges	(114)	114
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	(10)	10
Refined Products Commodity Price	± US$5.00/bbl Applied to Heating Oil and Gasoline Hedges	(5)	5
Power Commodity Price	± C$20.00/MWH Applied to Renewable Energy Contracts	34	(34)
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	15	(17)

(1) On April 4, 2022, Cenovus announced the suspension of its crude oil sales price risk management activities related to WTI. At March 31, 2022, the increase/decrease associated with the sensitivity range tied to the WTI contracts affected by this announcement was $105 million.

B) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus's exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

As at March 31, 2022, approximately 96 percent of the Company's accruals, receivables related to Cenovus's joint ventures and joint operations, trade receivables and net investment in finance leases were investment grade, and 100 percent of the Company's accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.1 percent as at March 31, 2022 (December 31, 2021 – 0.1 percent).

C) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company's credit ratings. As disclosed in Note 17, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio of approximately 1.0 times to manage the Company's overall debt position.

Undiscounted cash outflows relating to financial liabilities are:

As at March 31, 2022	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	8,122	—	—	—	**8,122**
Short-Term Borrowings [1]	62	—	—	—	**62**
Long-Term Debt [1]	541	1,832	2,543	13,874	**18,790**
Contingent Payment	178	—	—	—	**178**
Lease Liabilities [1]	445	780	620	3,122	**4,967**

As at December 31, 2021	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,353	—	—	—	6,353
Short-Term Borrowings [1]	79	—	—	—	79
Long-Term Debt [1]	561	1,608	2,603	14,892	19,664
Contingent Payment	238	—	—	—	238
Lease Liabilities [1]	453	794	634	3,192	5,073

(1)   *Principal and interest, including current portion if applicable.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

28. SUPPLEMENTARY CASH FLOW INFORMATION

A) Working Capital

	March 31, 2022	December 31, 2021
Total Current Assets	14,584	11,988
Total Current Liabilities	9,140	7,305
Working Capital	5,444	4,683

As at March 31, 2022, adjusted working capital was $5.2 billion (December 31, 2021 – $3.8 billion), excluding assets held for sale of $530 million (December 31, 2021 – $1.3 billion), the current portion of the contingent payment of $178 million (December 31, 2021 – $236 million) and liabilities related to assets held for sale of $128 million (December 31, 2021 – $186 million).

Changes in non-cash working capital is as follows:

For the three months ended March 31,	2022	2021
Accounts Receivable and Accrued Revenues	(1,909)	(653)
Income Tax Receivable	15	9
Inventories	(805)	(608)
Accounts Payable and Accrued Liabilities	1,547	403
Income Tax Payable	212	(42)
Total Non-Cash Working Capital	(940)	(891)
Net Change in Non-Cash Working Capital - Operating Activities	(1,199)	(902)
Net Change in Non-Cash Working Capital - Investing Activities	259	11
Total Non-Cash Working Capital	(940)	(891)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2022

B) Reconciliation of Liabilities

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2020	—	121	7,441	1,757
Acquisition	—	40	6,602	1,441
Changes From Financing Cash Flows:				
Net Issuance (Repayment) of Short-Term Borrowings	—	107	—	—
Net Issuance (Repayment) of Revolving Long-Term Debt	—	—	50	—
Principal Repayment of Leases	—	—	—	(75)
Common Share Dividends Paid	(35)	—	—	—
Preferred Share Dividend Paid	(9)	—	—	—
Non-Cash Changes:				
Exchange Rate Movements and Other	—	(2)	(130)	(10)
Finance Costs	—	—	(16)	—
Lease Additions	—	—	—	54
Lease Modifications	—	—	—	7
Lease Re-measurements	—	—	—	(2)
Common Share Dividends Declared	35	—	—	—
Preferred Share Dividends Declared	9	—	—	—
As at March 31, 2021	—	266	13,947	3,172
As at December 31, 2021	—	79	12,385	2,957
Changes From Financing Cash Flows:				
Net Issuance (Repayment) of Short-Term Borrowings	—	(16)	—	—
(Repayment) of Long-Term Debt	—	—	(510)	—
Net Issuance (Repayment) of Revolving Long-Term Debt	—	—	—	—
Principal Repayment of Leases	—	—	—	(75)
Common Share Dividends Paid	(69)	—	—	—
Preferred Share Dividends Paid	(9)	—	—	—
Non-Cash Changes:				
Exchange Rate Movements and Other	—	(1)	(128)	(8)
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	7	
Finance Costs	—	—	(10)	—
Lease Additions	—	—	—	3
Lease Modifications	—	—	—	28
Lease Re-measurements	—	—	—	2
Lease Terminations	—	—	—	(1)
Common Share Dividends Declared	69	—	—	—
Preferred Share Dividends Declared	9	—	—	—
As at March 31, 2022	—	62	11,744	2,906

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ Millions, unless otherwise indicated
For the period ended March 31, 2022

29. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program.

Future payments for the Company's commitments are below:

As at March 31, 2022	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	2,731	3,286	3,381	2,394	2,297	18,469	**32,558**
Real Estate [2]	35	45	52	54	58	658	**902**
Obligation to Fund Equity-Accounted Affiliate [3]	54	84	97	89	89	207	**620**
Other Long-Term Commitments	422	167	151	142	154	1,212	**2,248**
Total Payments [4]	3,242	3,582	3,681	2,679	2,598	20,546	**36,328**

(1) *Includes transportation commitments of $9.1 billion (December 31, 2021 – $8.1 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.*
(2) *Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.*
(3) *Relates to funding obligations for HCML.*
(4) *Commitments are reflected at Cenovus's proportionate share of the underlying contract.*

As at March 31, 2022, the Company had commitments with HMLP that include $2.6 billion related to long-term transportation and storage commitments (December 31, 2021 – $2.6 billion). There were also outstanding letters of credit aggregating to $543 million (December 31, 2021 – $565 million) issued as security for financial and performance conditions under certain contracts.

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Decommissioning Liabilities

Cenovus is responsible for the retirement of long-lived assets at the end of their useful lives. Cenovus has recorded a liability of $3.3 billion, based on current legislation and estimated costs, related to its producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters

The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.